SEC 1746      Persons who respond to the collection of information contained in
(3-06)        this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                    OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                      Expires: February 28, 2009
                                                        Estimated average burden
                                                    hours per response. . . 14.5


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                   Smitten Press: Local Lore and Legends Inc.
                   ------------------------------------------
                                (Name of Issuer)

                                  Common stock
                                  ------------
                         (Title of Class of Securities)

                                   83265T 10 2
                                   -----------
                                 (CUSIP Number)

                                 Robert Lee Cox
                         Simply Fit Holdings Group, Inc.
                               1825 NW 38th Avenue
                              Lauderhill, FL 33311
                                 (516) 680-4505
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  83265T 10 2
-------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only). Robert Lee Cox
-------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) Not Applicable (b) Not Applicable
-------------------------------------------------------------------------------
               3. SEC Use Only
-------------------------------------------------------------------------------
               4. Source of Funds (See Instructions) Not Applicable
-------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
-------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------

Number of                  7. Sole Voting Power                 25,270,000
Shares                    -----------------------------------------------------
Beneficially               8. Shared Voting Power               N/A
Owned by                  -----------------------------------------------------
Each                       9. Sole Dispositive Power            25,270,000
Reporting                 -----------------------------------------------------
Person With               10. Shared Dispositive Power          00
-------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person
                  25,270,000
-------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                  Not Applicable
-------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  78%
-------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN

Item 1.     Security and Issuer

            Smitten Press: Local Lore and Legends Inc.

Item 2.     Identity and Background

            (a)    Name - Robert Lee Cox
            (b) Residence or business address - 1825 NW 38th Avenue, Lauderhill, Florida 33311
            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted - Chief Executive Officer of Issuer
            (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case -
                   Not Applicable
            (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order -
                   Not Applicable
            (f)    Citizenship - United States

Item 3.     Source and Amount of Funds or Other Consideration:
10,000,000 shares of the Issuer's common stock were issued to Robert Lee Cox in exchange for services rendered to the Issuer.

Item 4.     Purpose of Transaction
            Compensation for Services

Item 5.     Interest in Securities of the Issuer
            (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 - 25,270,000 - 78%
            (b)   25,270,000
            (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a). Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.
                  On October 4, 2007 the Board of Directors of the Issuer approved the issuance of 10,000,000 shares of its restricted common stock to Robert Lee Cox who is the sole officer and director of the Issuer in exchange for services rendered to the Issuer.

Item 6.     Not Applicable

Item 7.     Material to Be Filed as Exhibits
            Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 4, 2007
---------------
Date

/s/ Robert Lee Cox
------------------
Signature

Robert Cox, Chief Executive Officer and Director
------------------------------------------------
Name/Title